COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly traded company

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), pursuant to Law No. 6,404 of December 15, 1976, as in force and the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44 of August 23, 2021, hereby, in continuity with the disclosures made in connection with the segregation of the businesses of GPA and Almacenes Éxito S.A. (“Éxito” and “Transaction”, respectively), informs its shareholders and the market that it has obtained the authorization from the Superintendencia Financeira de Colombia (“SFC”), Colombian regulatory body, for the transfer of the shares of Éxito which will be delivered to GPA’s shareholders in the context of the Transaction.

As already approved and disclosed, GPA will deliver to its shareholders, as a result of the capital reduction approved at the Extraordinary Shareholders’ Meeting held on February 14, 2023 (“ESM 02.14.2023”), 1,080,556,276 Éxito’s shares currently held by it, in the ratio of 4 shares issued by Éxito for each share of GPA, in the form of:

(i)	Level II Brazilian Depositary Receipts Program, each representing 4 common shares issued by Éxito (“BDRs”), for holders of ordinary shares issued by GPA; and
(ii)	Level II American Depositary Receipts, each representing 8 common shares issued by Éxito (“ADRs”), for holders of American Depositary Receipts issued by GPA.

These shares represent approximately 83% of GPA’s interest in Éxito’s share capital (considering treasury shares) and, according to the ESM 02.14.23, it will be delivered to the shareholders at their respective book value, which on September 30, 2022, the date used to define the amount of the capital reduction approved at the ESM 02.14.23, corresponded to R$7,133,404,372.71.

In order to reflect the evolution of Éxito’s results in the period between the ESM 02.14.23 and the conclusion of the Transaction and implement what was approved at the ESM 02.14.23, the Company will call an extraordinary general meeting to level, after the delivery of BDRs and ADRs to its shareholders, the amount of the reduction in share capital approved at the ESM 02.14.23 to the book value of the participation distributed based on the Company’s balance sheet of July 31, 2023, whose value is being calculated and will be lower than the book value of September 30, 2022. It is important to note that this adjustment does not impact the number of Éxito shares to be delivered to the Company’s shareholders or any other terms and conditions of the Transaction, which from the outset provided for the distribution of approximately 83% of the shares issued by Éxito currently held by GPA to its shareholders, with maintenance of GPA's minority stake in Éxito of approximately 13%, with potential for future monetization.

Definition of the Cut-off Date and Beginning of Negotiations

Holders of GPA’s common shares after the close of trading on August 22, 2023 (“Cut-off Date”), will receive 1 BDR to each share of GPA. The common shares issued by GPA will be traded “with the right to receive BDRs”, under the ticker symbol “PCAR3” until the Cut-off Date, inclusive, and as of August 23, 2023, the common shares issued by GPA will be traded “ex right to receive BDRs” and BDRs will be traded on the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (“B3”) under the ticker symbol “EXCO”. The credit of the BDRs will occur on August 25, 2023.

Holders of GPA ADRs, in turn, will receive one ADR of Éxito for every 2 GPA ADRs, and the Éxito ADRs will be traded on the New York Stock Exchange (“NYSE”) as of August 23, 2023 and continue up to August 28, 2023, inclusive, on a “when issued” basis under the ticker symbol “EXTO WI”. Éxito ADRs will be traded on a regular basis on NYSE as of August 29, 2023 under the ticker symbol “EXTO”. More information on the process and listing dates of Éxito ADRs is available in a specific notice released today on the Securities Exchange Commission (SEC) website and on the GPA and Éxito websites, www.sec.gov, www.gpari.com.br and https://www.grupoexito.com.co/en, respectively.

The segregated portion of Éxito due to the distribution of shares corresponds to 58.58295139% of GPA's net equity on the base date of June 30, 2023, which is the most recent financial statement disclosed by the Company.

Exclusively until October 2nd, 2023, BDR holders who wish to convert their BDRs into ADRs or shares issued by Éxito and ADR holders who wish to convert their ADRs into BDRs or shares issued by Éxito, may do so without charging the cancellation fee or the issuance fee of the BDRs and ADRs, as the case may be, by the respective depositaries. Further information on this topic will be disclosed to the market at the proper time, by means of a notice to the shareholders.

It is recommended that GPA’s shareholders and holders of ADRs consult their own financial and legal advisors in relation to the specific implications of the Transaction, including its tax implications.

Organization chart before and after segregation

GPA will keep the market and its shareholders informed of any new material facts related to the Transaction.

São Paulo, August 8, 2023.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

Special Notice Regarding Forward-Looking Statements:

This material fact includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the current expectations of the management of GPA. These statements include, but are not limited to, statements about the completion of the Transaction, timing of “when-issued” and “regular-way” trading and trading on the NYSE and the B3 and other non-historical matters. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward looking statements. You are cautioned not to put undue reliance on such forward-looking statements. GPA does not undertake any obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.